Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 27, 2016
Registration Statement No. 333-200443

PRICING TERM SHEET

$600,000,000 3.950% Senior Unsecured Notes due December 1, 2026

Issuer:	Buckeye Partners, L.P.
Ratings*:	Baa3 / BBB- / BBB-
Trade Date:	October 27, 2016
Settlement Date:	November 7, 2016 (T+7)
Principal Amount:	$600,000,000
Maturity Date:	December 1, 2026
Coupon:	3.950%
Interest Payment Dates:	Semi-annually each June 1 and December 1, commencing June 1, 2017
Price to Public:	99.644% of the principal amount
Benchmark Treasury:	1.500% due August 15, 2026
Benchmark Treasury Yield:	1.843%
Reoffer Spread to Benchmark	+ 215 bps
Yield to Maturity:	3.993%
Mandatory Redemption:

If the issuer’s acquisition contemplated by the issuer’s definitive agreement with VIP Terminals Finance B.V. is not consummated, or the definitive agreement is terminated, in each case, prior to July 1, 2017, the issuer will be required to redeem all of the Notes then outstanding at 101% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the date of redemption.

Optional Redemption:

At any time prior to the date that is three months prior to the maturity date of the Notes, the Notes may be redeemed, in whole or from time to time in part, at the issuer’s option at an amount equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (exclusive of interest accrued but unpaid to, but excluding, the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 35 basis points, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, such redemption date.
At any time on or after the date that is three months prior to the maturity date of the Notes, the Notes may be redeemed, in whole or from time to time in part, at the issuer’s option at a redemption price equal to 100% of the principal amount of the Notes to be redeemed on that redemption date plus accrued and unpaid interest on the Notes redeemed to, but excluding, the date of redemption.

CUSIP:	118230 AQ4
ISIN:	US118230AQ44
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC

SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC BNP Paribas Securities Corp. Deutsche Bank Securities Inc. PNC Capital Markets LLC SMBC Nikko Securities America, Inc.
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Morgan Stanley & Co. LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision of withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; J.P. Morgan Securities LLC collect at (212) 834-4533; SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.